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09040803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
[redacted]
8-50367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Basis Financial LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3363 NE 163 Street Suit 705

North Miami Beach, FL 33160

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Armen Karapetyan (786) 923-0507

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

SEC
Mail Processing
Section

APR - 2 2009

Washington, DC
100

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

OATH OR AFFIRMATION

I, Armen Karapeytan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basis Financial LLC. , as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC-STATE OF FLORIDA
Leonardo A. Cicarelli
Commission # DD448390
Expires: JULY 07, 2009
Bonded Thru Atlantic Bonding Co., Inc.

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

BASIS FINANCIAL
member nasd . sipc
3363 Northeast 163rd Street # 705, Miami, FL 33160
Toll Free 1.866.790.6095 Phone 786-923-0507 Fax 786-923-0508

February 23, 2009

Robert Berman, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581

We are providing this letter in connection with your audit of the statement of financial condition and the related statements of income, changes in stockholders' equity, and cash flows of Basis Financial, LLC. (the Company) as of December 31, 2008, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Basis Financial, LLC. in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 23, 2009, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all:

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

6. We have no knowledge of any fraud or suspected fraud affecting the entity involving:

   a. Management,
   b. Employees who have significant roles in internal control, or
   c. Others where the fraud could have a material effect on the financial statements.

7. We have no knowledge of any allegations of fraud or suspected fraud affecting the identity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:

   a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable fro or payable to related parties.

   b. Guarantees, whether written or oral, under which the company is contingently liable.

   c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position 94-6, Disclosure of Certain Significant Risks and Uncertainties.

10. There are no –

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

12. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

14. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

15. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto.

16. In addition, the Company at December 31, 2008, had –

a. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

b. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

c. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

17. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by the NASD.

18. Notes to the financial statements disclose all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

19. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

21. There are no material weaknesses or inadequacies at December 31, 2008, or during the period January 1, 2009, to February 23, 2009, in internal control and control activities for safeguarding securities, and the practices and procedures followed in -

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

22. Net capital computations prepared by the Company during the period from January 1, 2009, through February 23, 2009, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

24. The Company has appropriately reconciled its books and records (e.g. general ledger accounts) underlying the financial statements to their related supporting information (e.g. sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All entries have been properly recorded. All intracompany and intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

25. There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

BASIS FINANCIAL, LLC.

By: ______________________

BASIS FINANCIAL, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

BASIS FINANCIAL, LLC

DECEMBER 31, 2008

CONTENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. Basis Financial, LLC (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Sunny Isles Beach, Florida.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2008, the Company's "Net Capital" was $10,062 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" is 677%.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro-rata basis over the term of the contract.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2008 was $72,105. The Company had a lease in New York City for six months in 2008. The Company entered into a 3 year lease March 1, 2009. The rent was $8,000 per month plus CAM. In September of 2008 the lease was modified to $6,000 per month..

NOTE 2 - OPERATING LEASES (continued)

The future minimum rent due under this lease is:

2009	$ 72,000
2010	72,000
2011	12,000
Total	$156,000

SUPPLEMENTARY INFORMATION

BASIS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current Assets:	
Cash and Cash Equivalents	$78,050
Receivables	5,827
Total Current Assets	83,877
Other Assets	24,376
TOTAL ASSETS	$ 108,253

LIABILITIES AND MEMBER'S CAPITAL

Aggregate Indebtedness	
Accounts Payable	$ 68,003
Due to Clearing Firm	105
TOTAL LIABILITIES	68,108
MEMBER'S CAPITAL	
Member's Capital	40,145
	40,145
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 108,253

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 156,399
Commissions ForX	332,780
Other Income	10,781
Interest Income	72
	500,032
Expenses:	
Clearing Expenses	21,986
Commissions Securities	131,401
Commissions ForX	392,095
Administrative and General	83,783
	629,265
Net Income (Loss)	$ (129,233)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

	MEMBER'S CAPITAL
Balances, beginning	$ 22,878
Capital contributions	146,500
Net Income (Loss)	(129,233)
Balances, ending	$ 40,145

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (129,233)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing firms	(5,827)
(Increase) in other assets	(16,044)
Increase in Due To Clearing Firm	105
(Decrease) in aggregate indebtedness	62,563
Total Adjustments	40,797
Net Cash Provided by (Used in) Operating Activities	(88,436)
Cash Flows from Financing Activities:	
Capital Contributions	146,500
Net Cash Provided by by Financing Activities	146,500
Net Increase in Cash and Cash Equivalents	58,064
Cash and Cash Equivalents, Beginning of Year	19,986
Cash and Cash Equivalents, End of Year	$ 78,050

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 40,145
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	40,145
Non-allowable assets	(29,779)
Net capital before haircuts on securities positions	10,366
Haircuts on securities	(304)
Net capital	$ 10,062
Aggregate Indebtness	
Accounts Payable	$ 68,108
Total Aggregate Indebtness	$ 68,108
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 4,540
Net capital requirement per aqreement with NASD	$ 5,000
net capital requirement	$ 5,000
Excess net capital	$ 5,062
Excess net capital at 1,500 percent	$ 5,522
Excess net capital at 1,000 percent	$ 3,251
Ratio of aggregate indebtedness to net capital	677%

See the Accompanying Independent Auditor's Report

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2008

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation included in the financial statements and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2008, or at any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report

DECEMBER 31, 2007

ASSETS

	2008	2007	Change
Current Assets:			
Cash and Cash Equivalents	$78,050	$19,986	($58,064)
Receivable from Clearing Firm	5,827	-	(5,827)
Total Current Assets	83,877	19,986	(63,891)
Furniture and Fixtures - net of accumulated depreciation of $795	-	-	
Other Assets	24,376	8,332	(16,044)
TOTAL ASSETS	$ 108,253	$ 28,318	$ (79,935)

LIABILITIES AND MEMBER'S CAPITAL

	2008	2007	Change
Aggregate Indebtedness			
Accounts Payable	$ 68,003	$ 5,440	62,563
Due to Clearing	$ 105	$ -	105
	68,108	5,440	62,668
Contingencies			
MEMBER'S CAPITAL			
Member's Capital	40,145	22,878	17,267
	40,145	22,878	17,267
TOTAL LIABILITIES AND MEMBER'S C	$ 108,253	$ 28,318	$ 79,935